UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Carbonite, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Stephen Munford

Interim Chief Executive Officer and President

Two Avenue de Lafayette

Boston, Massachusetts 02111

(617) 587-1100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Carbonite, Inc. (“Carbonite”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2019, relating to the tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Carbonite, par value $0.01 per share (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, among Carbonite, OpenText and Merger Sub, for a purchase price of $23.00 per Share in cash, without interest and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time, and in the related Letter of Transmittal, filed by OpenText and Merger Sub with the SEC on November 25, 2019, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented as follows.

The paragraph under the heading “—Legal Proceedings” on page 45 of this Schedule 14D-9 is deleted and replaced with the following paragraph:

On December 5, 2019, a purported stockholder of Carbonite filed a putative class action lawsuit against Carbonite, its directors, OpenText and Merger Sub in the United States District Court for the District of Delaware, captioned Jordan Rosenblatt v. Carbonite, Inc., et al., Case No. 1:19-cv-02234. On December 10, 2019, another purported stockholder of Carbonite filed a lawsuit against Carbonite, its directors, OpenText and Merger Sub in the United States District Court for the District of Delaware, captioned Shiva Stein v. Carbonite, Inc., et al., Case No. 1:19-cv-02247. Also on December 10, 2019, another purported stockholder of Carbonite filed a lawsuit against Carbonite and its directors in the United States District court for the District of Colorado, captioned Kimberly Lachut v. Carbonite, Inc., et al., Case No. 1:19-cv-03488. On December 11, 2019, another purported stockholder of Carbonite filed a putative class action lawsuit against Carbonite, its directors, OpenText and Merger Sub in the United States District Court for the District of Delaware, captioned Mark Thomas v. Carbonite, Inc., et al., Case No. 1:19-cv-02254. The complaints allege that, among other things, the defendants violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 by omitting or misrepresenting certain allegedly material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event the Transactions are consummated and (iii) plaintiffs’ attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019	Carbonite, Inc.

	By:	/s/ Scott Semel
	Name:	Scott Semel
	Title:	Interim General Counsel